SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  1)*
ZOSANO PHARMA CORPORATION
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
98979H103
(CUSIP Number)
April 3, 2018
(Date of Event Which Requires Filing of this Statement)
 Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
       0	Rule 13d-1(b)
       1	Rule 13d-1(c)
       0	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
 The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).
Page 1 of 8 Pages



1
NAME OF REPORTING PERSONS
		Amzak Capital Management, LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
		(a) 0
		(b) 0

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION
		Nevada

NUMBER OF
5
SOLE VOTING POWER
	- 0 -
SHARES
BENEFICIALLY
6
SHARED VOTING POWER
	794,000  (1)
OWNED BY
EACH
7
SOLE DISPOSITIVE POWER
	- 0 -
REPORTING
PERSON WITH
8
SHARED DISPOSITIVE POWER
	794,000  (1)
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	794,000
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES  (SEE INSTRUCTIONS)
		0
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
		6.63%
12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
		OO





Item 1(a).	Name of Issuer:
              ZOSANO PHARMA CORPORATION
Item 1(b).	Address of Issuer?s Principal Executive Offices:
              34790 Ardentech Court, Fremont, CA 94555
Item 2(a).	Name of Person Filing:
This Schedule 13G is being file by each of the following persons (each a Reporting Person and together, the ?Reporting Persons?):
(i)	Amzak Capital Management, LLC (?Amzak?);
See Exhibit A for the Reporting Persons agreement for a joint filing of a single statement on their behalf.
Item 2(b).	Address of Principal Business Office:
The address of the principal business office of each Reporting Person is
980 N Federal Highway Suite 315, Boca Raton FL 33432
Item 2(c).	Citizenship:
Amzak was organized under the laws of the State of Nevada.
Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.0001 per share (?Common Stock?).
Item 2(e).	CUSIP Number:
98979H103
Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b)
or (c), check whether the person filing is a:
Not applicable.
Item 4.	Ownership:
	100% of the Common Stock is acquired by Amzak Capital Management, LLC
Item 5.	Ownership of Five Percent or Less of a Class.
If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. 0
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.


SIGNATURES
       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 03, 2018
AMZAK CAPITAL MANAGEMENT, LLC
By: /s/ Michael Kazma
	Michael Kazma
	President






EXHIBIT A
JOINT FILING AGREEMENT
 Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13G and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of the shares of common stock of ZOSANO PHARMA CORPORATION. The undersigned hereby further agree that this Joint Filing Agreement be included as an exhibit to such statement and any such amendment. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.
The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.
July 03, 2018
AMZAK CAPITAL MANAGEMENT, LLC
By: /s/ Michael Kazma
	Michael Kazma
	President




CUSIP No. 98979H103
SCHEDULE 13G
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